Filed by: Mavenir Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

Commission File No.: 001 - 36171

Forward Looking Statements

Statements in this presentation that are not historical fact are forward-looking statements. Some of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,”“intend,”“estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations with respect to matters such as future industry trends, capital expenditures by mobile service providers, the adoption of 4G LTE technology by mobile service providers and users, and our expected financial performance subsequent to our most recently released financial results. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Investors should review factors described in our filings with the U.S. Securities and Exchange Commission, including under the heading “Risk Factors” in such filings. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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© 2015 Mavenir Systems

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mitel Networks has agreed to commence an exchange offer for all of the outstanding shares of Mavenir’s common, but that exchange offer has not commenced. Mitel will file with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents that will be filed with the SEC carefullyand intheirentirety when they become available because they will contain important information about the proposed transaction. These offer materials will be mailed to stockholders of Mavenir. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel will be available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

.

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© 2015 Mavenir Systems

Company Overview

Products

Market Overview

Solutions

Demos

Company Overview

Mavenir Highlights

4G all-IP core networking solutions transforming legacy mobile and fixed networks

Leading provider of converged all-IP voice, messaging and video solutions

Capitalizing on two major trends:

4G All-IP and NFV/SDN software networks

Strong customer base growing number of tier one service providers globally

Disruptive mOne® Software platform designed for scalability & reliability

First mover competitive advantage with several world’s first 4G all-IP deployments

Mobile World Congress March, 2015 Private & Confidential

Mavenir Background

Global Presence

1200

Employees Worldwide

H Richardson, USA

Architecture / Dev America Ops Q Sales / BD

R&D

Bangalore Shanghai Dallas

Locations

21Worldwide

Reading Sydney Singapore Seattle

Founded

2005

2011

VoWi-Fi

2012

VoLTE RCS 5

2011

Airwide

2014

Stoke Ulticom

2013

Mavenir’s

2014 Revenue

~$130

million

Mobile World Congress March, 2015 Private & Confidential

Strong Customer Base

Growing Roster of Tier One Customers for Next Generation 4G Solutions

130+ Customers Globally with over 2B Subscribers

Mobile World Congress March, 2015 Private & Confidential

# Mavenir Milestones


T-Mobile US IMS
(E2E Provider & Strategic Partner)
T-Mobile US SMS
(SMS FDA Across US & APAC)
AT&T / MetroPCS
(Strategic 4G wins for VoLTE & RCS)
Airwide Solutions
(EMEA & APAC Presence)
DTAG & VF VoLTE
(Strategic 4G wins & EMEA Beachheads
EMEA Expansion
(4G wins @ Tele2, MTS, DT Intl, others)
APAC E2E 4G
(Strategic Partner & APAC Beachhead)
'08
'09
'10
'11
'12
'13
'14
WORLD'S FIRST
VoWiFi
WORLD'S FIRST
VoLTE
RCS 5
MVNR
LISTED
NYSE

MAVENIR Mobile World Congress March, 2015 Private & Confidential 9

# Mavenir Solutions & Technology


IMS-PBX
Voice & Video
Telephony Server
Enhanced Messaging
Rich Message Server
Presence Server
IMS Core Network
Session Control
Session Border Controller
IMS Centralized Services GW
Evolved Packet Core Network
Mobility Management Entity
SAE Gateways
Evolved Packet Data Gateway
mOne Convergence Platform
RM
DM
AM
SC
TP
MP
TC

1. Best-in-Breed Wireless Applications & Services
2. Fully Virtualized NFV-ready Software Product Portfolio
3. Distributed, Modular Carrier Grade Software Platform
4. Converged, Innovative, Differentiated Solutions

MAVENIR
Mobile World Congress
March, 2015
Private & Confidential
10

Customer Highlights

130+

2G/3G/4G

17 17 23

VoLTE/WiFi RCS CORE

Based on Mavenir 2Q2014 data

? Growing Roster of Blue Chip 4G Customers

3 of top 4 operators in the US; 4 of top 5 operators in Europe

? Diversified 4G Customer Base

Geographically diverse, as well across product lines

? Strong 2G/3G/4G Customer Base

15 of top 20 operators globally

Mobile World Congress March, 2015 Private & Confidential

4G Customer Launches

VoLTE VoLTE/WiFi VoWiFi

VoLTE/WiFi

US

11/2011

8/2012 25M calls/day 5/2014 300K subs 6/2014

RCS 5 RCSe IPSMGW

RCS

11/2012 1.5M subs 3/2013 4M subs 5/2014

DSC SBC IMS Core

Core

Netherlands US

4G Data Roaming 6/2014 IP Interconnect 9/2014 30M subs 9/2014

Mobile World Congress March, 2015 Private & Confidential

Key Differentiators & Lead Customers

VoLTE/WiFi RCS IMS EPC

Service Parity

Integrated IN

MCS Equivalency

Deployment Flexibility

Convergence (FMC, VoWi-Fi)

First Mover Advantage

(Metro)

Converged Messaging

Investment Protection (RMS) Solution Breadth (full RCS 5) Next Gen IP

Leadership (CPM) First Mover Advantage (Metro)

Scale & Flexibility

Designed for Wireless

Optimized for large scale deployments

Unique Next Gen SW-based SBC

ICS GW for CS Replacement

Virtualized

& Efficient

Unique Distributed Architecture Lower TCO Thru SW Performance R4 Architectural Optimization of LTE Enhanced with M2M Features

# Mavenir Network Architecture & Connectivity



IMS Apps & Services
IMS-PBX
TAS
MRF
RMS
PRS
mStore™
XDMS
IMS Control
MGCF
CSCF
HSS
MGW
I-CSCF
DSC
IMS Border
ATCF
P-CSCF
DRA
ATGW
A-SBC
I-SBC
EPC
MME
PGW
PCRF
SEG
SGW
ePDG
PSTN Networks
Legacy Voice Interworking
2G/3G CS Core
Voice Handover
LTE Backhaul
IMS/LTE Policy Control
IMS Service Interoperability
Carrier Networks
Data Services
Wi-Fi Access
Public Internet
3rd Party Component
Bearer Plane
Control Plane

MAVENIR Mobile World Congress March, 2015 Private & Confidential 14

Mavenir Acquisitions in 2014

Mavenir made two strategic acquisitions in the 4th quarter.

Capitalizing on market opportunities for the next stage in network evolution. Characterized by requirements for scale, security and interoperability.

Stoke

Ulticom

Objectives:

Expanding global reach, adding strong presence in Japan and South Korea

Enhancing security product portfolio with LTE Security Gateways

Entering small cell market with high performance gateway product

Objectives:

Augment IP Core Networking portfolio with Diameter signaling solutions

Capitalize on need to scale and interconnect EPC/IMS NFV networks

Acquire customers and channel relationships in an accretive transaction

Mobile World Congress March, 2015 Private & Confidential

Mavenir’s VoLTE: “A Better Mouse Trap”

Mavenir’s IMS TAS is the market leading VoLTE solution chosen by early adopters & large tier one mobile operators globally

Converged TAS

? 100% Service Parity

MSC & IN, Backwards Compatible to CS Core

? mOne® Software Platform

Virtualized, Common across IMS/EPC

? Converged Voice Solution for Multiple Market Segments

VoLTE/VoWiFi, Fixed

? Service Innovations

Multidevice, Multiline, OTT UX

Business Services for Micro/SMB Market

World’s First Converged Virtualized Wi-Fi Calling Innovative

Mobile World Congress March, 2015 Private & Confidential

# Not all VoLTE is the Same

| | T-Mobile | at&t | verizon |
|---|---|---|---|
| VoLTE | Launched May 22nd 2014 | Launched May 23rd 2014 | Launched Sept 17th 2014 |
| Brand | Uncarrier | HD Voice | Advanced Calling |
| Availability | Nationwide | Regional Upper Midwest | Nationwide |
| Compatibility | 100% | Limited[1] | Limited[2] |
| VoWiFi | Launched Nov 2011 | Launching 19states as of 010115 | Planned 2015 |
| What's Next? | RCS | *Not Disclosed* | TelePresence |

1 at&t: "currently incompatible with: prepaid, Smart Limits, Ringback Tones, OfficeDirect, OfficeReach"
2 verizon: "eligibility limited to postpaid service, incompatible with Ringback Tones, Caller Name ID"

MAVENIR Mobile World Congress March, 2015 Private & Confidential 17

Mavenir’s RCS: Enabling New Innovative Services

Only end-to-end RCS supplier with best-in-breed technology and coherent strategy for service transformation

Network Evolution

Convergence

Next-Gen Messaging

Migrating Legacy Messaging to RCS

Converging VM, Messaging to All-IP

Transition to Rich, Instant Messaging

Replacing Legacy

Mobile World Congress March, 2015 Private & Confidential

Mavenir’s Beyond VoLTE

Shared

Native UX

Multi-Line

Smart

Multi-

RCS

Dialer

Device

WebRTC

IMS-PBX

Stream

Direct-Talk

Enablers

VoLTE VoWiFi RCS VoLTE / RCS—As – A—Platform

? Service Parity? Extend Reach? Rich UX Adjacent Platform Enrichment

Global Markets Productivity Solutions

? Better Voice? Carrier? Video

SMB, Residential Mobile Channel Growth

All-IP Developer Community

Communication Services

Developer Community

Web/Mobile CaaS

Service Transformation

Network Transformation

Business Transformation

Mobile World Congress March, 2015 Private & Confidential

# Expanding into Adjacent Markets


BYOD
Mobile First
Reachability
UC RCS
Virtual PBX
SMB
Auto-Attendant, Directory, Conferencing, Fax
Personal Line
Work Line
Family Line
Wi-Fi
2/3G
4G
Richer Experience
Personal Mobility
Shared RCS
Residential
Shared Address-Book / Logs / VM, Access Policies

- Multi-Device
- Shared Line
- Multi-Line
- Multi-Access

MAVENIR Mobile World Congress March, 2015 Private & Confidential 20

Mavenir’s Leadership in Virtualization

Mavenir is leading the industry in making virtualization a reality

Based on a software-platform that is designed to meet mobile operator requirements for scale and reliability in software, Mavenir provides a fully virtualized end-to-end mobile core network product portfolio enabling a broad suite of 4G LTE voice, video, rich communications and data services

14Tier 1 Over 30

Awards

Customers Products Ecosystem

For virtualized IMS platform

For virtualized VoLTE In virtualized IMS & EPC (Fierce Wireless) Open approach to

& RCS solutions product portfolio NFV Innovation of the year virtualization partners (telecoms.com)

Mobile World Congress March, 2015 Private & Confidential 21

# Virtualization Customer References

| | |
|---|---|
| Pan-European MNO | • Virtualized Multi-tenant RCSe launched March, 2013<br>• Automated Delivery PoC Converged Messaging Jan 2014 |
| **Pan-Nordic MNO** | • Virtualized VoLTE including IMS core and AS<br>• Successful live trial 2H12, commercial launch planned in 2015 |
| **Multi-National MNO** | • Virtualized VoLTE (IMS AS) & DRA, including Elasticity (vCD)<br>• DRA commercially launched 1Q13, VoLTE planned 2015 |
| **Indian 4G MNO** | • Virtualized end-to-end VoLTE & RCS including Mobile Core<br>• Successful VoLTE IOT with China Mobile Feb 2014 |
| **Russian/CIS MNO** | • Virtualized RCSe, commercial launch planned 2015<br>• Successful live trial 2H13 |

MAVENIR Mobile World Congress March, 2015 Private & Confidential 22

# Mavenir's NFV/SDN: Building Software Networks


NFV Data Center
Infrastructure Manager
VNF Manager
Orchestrator
NFV Mgmt.
Network Functions
vEPC
Edge SDN Controller
vIMS
VNFn
VIRTUALIZED
Compute
Storage
Networking
COMMON HARDWARE
Compute
Storage
Networking
User Plane Split
SDN CONTROLLER
Backhaul
Edge
Data Center
GTP Tunnel Aware
sEPC
Forwarding
SDN Data Network

## mOne® Platform for Elastic Network

- Common Modular Software Platform for Fully Virtualized Portfolio with Proven Scale & Reliability
- Built-in LB for Automated Scaling Up & Down
- Open Orchestration Support for Adaptive Network & Services
- Flexible Deployment Models, Cloud Ready

## SDN-EPC: Solving "Data Deluge"

- Decoupled SAE-GW Signaling & User Planes for Independent Scaling
- Pushing User Plane to Edge for One Touch Media
- Built-in SDN Controller for Distributed Forwarding Plane
- Reduced H/W & Backhaul with Improved Latency

MAVENIR Mobile World Congress March, 2015 Private & Confidential 23

SDN EPC Architecture

Signaling

Data Center 1

Centralized

Distributed

Media … Media

Region 1 Region N

Reduced HW Footprint Reduced Backhaul Simplified Management One Touch Media Plane Improved Latency

Leveraging SDN Principles to Improve Network Efficiency

Mobile World Congress March, 2015 Private & Confidential 24

Mavenir’s Next Generation SBC

Mobile

Interconnect

SIP Trunking

Cloud & NFV

Signaling, Media

Separation Independent Scaling

? Fully Virtualized Software SBC

? Designed for Cloud and NFV deployments? Separately Scalable Signaling and Media Planes? Optimized for Wireless VoLTE/RCS services

Industry’s First “Tunable” SBC—Made For the Telco Cloud

Mobile World Congress March, 2015 Private & Confidential 25

Reasons Why We Win

Customer First attitude

Flexibility

Adapting products to existing networks

Lower Total Cost of Ownership

Innovation

Accelerate Time To Market

Disruptive SW platform

Technology

Best-in-breed wireless applications

First Mover Advantage

Experience

Passionate and knowledgeable workforce

Mobile network transformation

Vision

Evolution to the cloud

Mobile World Congress March, 2015 Private & Confidential 26

Market Overview

VoLTE Market Status

13 48 146 18

Operators Launched Launches Planned Devices Available Operators Trialing

Source: GSMA, Jan 2015

61% VoLTE 82% VoLTE subscriptions in subscriptions in

CAGR 2019 CAGR 2019

210.77m 1200m

VoLTE VoLTE

subscriptions in Source: Markets and Markets subscriptions in Source: ABI Research, 2014 Research, Dec 2014 2014 June 2014

30.99m 59.6m

Lower End Projections Higher End Projections

Mobile World Congress March, 2015 Private & Confidential 28

Mavenir VoLTE/RCS Market Share

VoLTE RCS

COUNTRIES OPERATORS MKT SHARE OPERATORS MKT SHARE

USA T?Mobile 15% T?Mobile, AT&T 48% Canada Bell Mobility 28% UK EE, H3, O2* 73% EE 33% Germany DTAG, Vodafone 63% DTAG 34% Czech Rep T?Mobile 43% T?Mobile 34% France Orange 38% Netherlands T?Mobile, Tele2 25% T?Mobile 21% Sweden Tele2 18%

*	Assumes 3UK Consolidation of O2

** Green highlight indicates over 1/3 market share

Source: GSMA – Q4 2014

Significant VoLTE/RCS Market Share in Major Markets Launching Commercial Service in 2014/2015

Mobile World Congress March, 2015 Private & Confidential 29

In The Meantime, Voice Is Becoming Cool Again…

? iPhone Boost? “Wi-Fi First”

? VoLTE, VoWiFi? Seamless Mobility? Device Continuity, Handoff? Ubiquity, Global Carrier

? VoLTE Differentiation? New “Norms”

? HD Voice, Faster Call Setup? Video Calling? Spectral Efficiency? Multi-Device

? OTT Popularity ? Disruptive Models

? Multi-mode Communication? WebRTC, CaaS? Commodity Trap? Cloud Telephony

…But Commoditization Threats Persist

Mobile World Congress March, 2015 Private & Confidential 30

Mavenir’s RCS: A Platform for Service Innovation

Only end-to-end supplier with best-in-breed technology and coherent strategy for operators’ business transformation

Optimized Virtualized Converged

XDMS Converged Message Presence TAS

(RL, CAB) Messaging Store

IMS Core

Apps OTT Solutions WebRTC / OAuth Access G/Ws Clients

Open Rich Innovative

? Open APIs and architecture ? Rich set of integrated ? New drivers to revive and for new solutions out-of-box features build ecosystem economics

Mobile World Congress March, 2015 Private & Confidential 31

# Mavenir's VoLTE Solution: Software-based ~~Network~~ for

**Mavenir's end-to-end Volte solution applies innovative & open methods to drive economy of scale for unique service models**

## Core Transformation


EPC + IMS
Control Plane (CP)
UP
UP
UP
MSC
ICS G/W
SBC

- ✓ R4 Driven Split-Architecture
  - Centralized CP (SGW/PGW/PCSCF/ATCF)
  - Distributed UP (SGW/PGW/AGW/ATGW)
- ✓ Legacy CS Core Retirement
  - Single Domain Service Delivery
  - Transition Path from 2G/3G Shutdown

## Service Innovation


RCS
SCC AS
MM Tel
IM SSF
WebRTC G/W
Service Broker

- ✓ Integrated Rich Services
  - Multi-device, Multi-line, OTT UX
  - Business Services for SOHO/Micro/SMB
- ✓ Open, Extensible Services Framework
  - WebRTC APIs for service reach, innovation
  - Integrated SB for next functions/plug-ins

MAVENIR Mobile World Congress March, 2015 Private & Confidential 32

Driving Innovations Beyond VoLTE

Enablers Services Revenue

Exploit Enablers to Smart Use of Innovate Like OTTs Transform Technology to to Improve Communication Enable Ecosystem Productivity Services Economics

? Principal Identities? Cloud Data? Intelligent Devices? All-IP Network

? Address Daily Needs of Modern Connected Lives? Enable Distinct Persona & Context for Conversation? Solve Very Specific Communication Challenges

? Establish Operators as Primary CSP

? Revive Lost Business Opportunities ? Create New Revenue Streams

Customers Demand Instant, Rich & Contextual Communication

Mobile World Congress March, 2015 Private & Confidential 33

Direct-Talk: Redefine Mobile Calling

? Streamline Voice Interactions? Enable Efficient, Predictable Behavior

Talk Instantly Whisper-in to Whisper-out, w/o Setup Delay Indicate Intent Shout or Answer

Mimic Real-life Collaboration

Customize Vertical Experience

Shout, Whisper Check Response, Join Later if Still or Text Invite Run Huddle Huddling

Mobile World Congress March, 2015 Private & Confidential 34

RCS Stream: Mobile As A Channel

? Teamwork designed for business mobility? Shared-Streams for group collaboration

Company XYZ

STREAMS

#Marketing 2 #PLM

#Program alpha #Program beta #R&D

#Sales #Support

Company XYZ

#Marketing

Jimmy K Now great Great organization. event! Beautiful I love show our and team…

Mary 5 min

Proud of our team. Here’s the video of Jake’s demo…

File sharing, messages, video, voice mails Custom Streams for shared tasks, checklists

TRENDING TRENDING #Nike

Branding Platform

#Ralph Lauren

? Premium social accounts

The official account of Ralph Lauren. ? Digital footfall Ralph Lauren has defined the essence of American Style.

? Embedded kiosk

FOLLOW ME

Mobile World Congress March, 2015 Private & Confidential 35

Smart Dialer, Visual IVR: Modernize Legacy Touch-points

1	2
3	4

Keypad Logs Favorites Contacts

Meeting @ 12:30 pm Join

411 Spouse

1	2 ABC 3 DEF
4	GHI 5 JKL 6MNO

7PQRS 8 TUV 9WXYZ

*	P 0 + # MUTE x

+ 1 2

End?Call

3	4

Add Call

Speaker Mute Headset

General Business

1-800-xxx-yyyy

General Business

1-800-xxx-yyyy 00:19

Speaker Mute Headset

Speaker Mute Headset

Predictive calling to improve user experience Custom buttons for fast dialing, directory-assistance On-demand advertising to monetize pay-per-call

? Touch interface to eliminate annoying experience? Attract businesses to help better serve their customers ? Integrate cross-selling opportunities

Mobile World Congress March, 2015 Private & Confidential

Strategic Beyond VoLTE Project

Business Consumer Innovation User Experience New Revenue Differentiation

Using multiple numbers (Personal, Work, Home) on one device

Sharing one Shared number with Lines multiple people across devices

Moving an active Device call from one

Transfer device to another

Using a personal

Temporary number

Access temporarily on another device

Multiple people using one device to access their personal numbers

Confidential

Mobile World Congress March, 2015 Private & Confidential 37

New Investments in Adjacent Markets

Fixed/Cable Mobile Enterprise

Fixed Voice IMS SOHO/SMB WiFi First VoLTE/RCS Mobile UC

Mobile networks transformation to all-IP provides converged IP core to enter adjacent markets

Mobile World Congress March, 2015 Private & Confidential 38

IMS-PBX Program Scope

Admin Portal

Client

Conference Attendant/IVR AS Fax GW

B2B Portal Web Services Gateway

Attendant/IVR Fax GWWeb Hub

IMS-PBX Enhancements (TAS, SBC, WebRTC GW, RMS)

VoLTE RCS

Web Services Gateway

Attendant/IVR Fax GW

Web Services Gateway

Mobile World Congress March, 2015 Private & Confidential 39

Addressing the SOHO/SMB Market Segment

Market Segment Characteristics Providers

SOHO

(1 – 4 employees)

Small

(1 – 99 employees)

Medium

(100 – 999 employees)

Upper Mid-Market (1000 – 2500 employees)

Large

(2500+ employees)

Business mobility

Cost containment

Basic features/collaboration

Business mobility

Collaboration

Voice/Video Conferencing

Business Process (CRM, ERP, etc.) integration

WebEx, Lync, etc.

Mobile World Congress March, 2015 Private & Confidential 40

Leveraging RCS as The Foundation for Mobile UC

Mobile Number Identity

Universal, all services, already exists, no setup

SMS, MMS, P2P and Web LTE (VoLTE) & VoWiFi

, , , delivery, multimedia, web access content, multimedia, HD Voice

Address Book

, , Taglines, Availability, Location, Services

Auto Discovery

Who has what service at any given time

Instant Messaging / Chat

1	to1, Conversational, Session based, deferred delivery

Group Chat

1	to Many, Ad Hoc, member notifications, conversation sync

Image Share / File Transfer

1	to 1 or 1 to Many, during chat, voice call

Ad Hoc, See what I see, 1 to 1, Conferencing

Multi Device

Delivery and Synchronization

Content Store

Store, retrieve user generated content, conversations

Legacy, fixed/CS

Mobile World Congress March, 2015 Private & Confidential 41

IMS-PBX Strategy

Voice/Video Presence

HD Availability

Messaging Call Features

IM/Chat MMTEL, IR.92 VM

Foundation is RCS = UC

Additions to enable PBX features

Extend HD Voice to the Business

Foundation is RCS = UC

Additions to enable PBX features

Extend HD Voice to the Business

Typical VoLTE/RCS Offer

Mobile World Congress March, 2015 Private & Confidential 42

# IMS-PBX Execution

| | | | |
|---|---|---|---|
| **Voice/Video**<br>• HD | **Presence**<br>• Availability | **Conferencing**<br>•Audio/Video<br>•Web | **SIP devices**<br>•Desk phones<br>•Tablets<br>•IADs |
| **Messaging**<br>• IM/Chat<br>• VM | **Call Features**<br>• MMTEL, IR.92<br>• PBX | **Fax**<br>•T.37<br>•T.38<br>•G.711 | **Collaboration**<br>•Screen share<br>•File share<br>•Application share |

Typical UC Offer

MAVENIR Mobile World Congress March, 2015 Private & Confidential 43

IMS-PBX Go To Market

IMS-PBX delivers ~80% of SMBs equip their business services to employees with mobile small-medium businesses phones

99% of businesses have Significant opportunity

Enhancement

< 99 employees for MNO of IMS, RCS, VoLTE, VoWiFi offers to serve Capitalize on 2 key Multi-device and multi-line SMB market network trends: 4G All-IP support key for managing and increasing smart- different personas phone/BYOD penetration Reduce cost for SMB by deploying as 2nd line

Mobile World Congress March, 2015 Private & Confidential 44

IMS-PBX: Integrated Business/Social Communication

All-In-One UC

Multipoint / Multimedia Communication Collaboration

IMS Reuse

IMS-As-A-Platform Standards-based Open

Contextual Connected

Business & Social BYOD, Personas SOHO/Micro/SMB Service Mobility Work/Family/Community Smart Devices

IMS-PBX

Mobile World Congress March, 2015 Private & Confidential 45

IMS PBX Use Case: Flexible BYOD Solution

Mobile staff with seasonal workforce

Company provides mobile devices for seasonal staff

Expensive and time-consuming to track and manage device usage

Enterprise features extended to BYOD

Hunt groups, auto-attendant, voice mail, UC

Enables anytime, anywhere access and improved customer response

Enterprise features extended to BYOD

Hunt groups, auto-attendant, voice mail, UC

Enables anytime, anywhere access and improved customer response

Mobile World Congress March, 2015 Private & Confidential 46

IMS-PBX Use Case: Multi-Line SOHO Solution

Service person (e.g., realtor, plumber, painter, etc.) needs different devices for personal and business needs

Would prefer to avoid cost of carrying multiple devices for different personas

Auto-attendant selection conveyed to user so that SOHO user knows customer interest (e.g., billing, sales, scheduling, support, etc.)

Custom voice mail greetings, digital fax, call recording, call screening also available to further enhance the experience

Multi-line support (different number for each persona) provides separation of personas within the same device by allowing both personal and business lines on same phone.

Mobile World Congress March, 2015 Private & Confidential 47

Cable/Fixed Market Dynamics

US Cable & ISP Alliance to provide free access to SP WiFi

WiFi First Wireless Service providers

Threat of OTT content plays

Strategy

. Re-enter mobile market with VoWi-Fi

. Enhance consumer & business services with converged IMS/RCS core

Mobile World Congress March, 2015 Private & Confidential 48

Cable/Fixed Use Case 1: Smart Family Phone

Meet with Smith family—2 teenage kids. They all have mobiles, tablets but there is also an old family voice only phone.

Mrs. Smith gets her new family phone on a tablet and discards her old phone

She can use it for rich video calling, messaging from anyplace in house

She can browse the recipe

while working in kitchen

Family doesn’t miss the

calls even on vacation

Mobile World Congress March, 2015 Private & Confidential 49

Cable/Fixed Use Case 2: Shared Family Line

Many times nobody is at home due to work, school, family activities. So Mrs. Smith shares the line with all family members

Suzy, Mrs. Smith’s sister, calls the family line

Family line rings all connected devices

Everybody accepts & gets the family line on their mobiles and tablets

Mrs. Smith sees Suzy calling the family line and picks up the phone to talk to her

Mrs. Smith sees Suzy calling the family line and picks up the phone to talk to her

Mobile World Congress March, 2015 Private & Confidential 50

Cable/Fixed Use Case 3: Shared Contacts

Smiths’ Contacts

Mrs. Smith also creates a family contact list that is accessible to everyone in the family

Smiths’ Logs

Shelby’ mobile 30:29 Mrs. Smith

Justin’s Tab 2h can check

the logs of

Grandma’s Home 8:10

Mrs. Smith’s Tablet 1d devices,

calls,

Grandma’s Home 3:25

1d messages

Mrs. Smith’s Tablet

used for

Shelby’ mobile 5:29 family line

Justin’s Mobile 1d

Mobile World Congress

When grandma calls then everybody sees her call on their connected device

Regardless, who picked the phone, he/she could conference or handoff to other family member to the call

March, 2015 Private & Confidential 51

Mobile World Congress

When grandma calls then everybody sees her call on their connected device

Regardless, who picked the phone, he/she could conference or handoff to other family member to the call

March, 2015 Private & Confidential 51

New Investments in Growth Drivers

SBC EPC

Wireless Next NFV/SDN Scale Generation Software Cloud Products Real-time (VoLTE)

SBC and EPC markets are being disrupted by mobile operator requirements for Next Generation products

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EPC Market Dynamics Driving Change

Current Requirements New Requirements

Internet Access Operator Services

Non–Realtime QOS Realtime QOS Deployments Central IP PoP NFV/SDN

Hierarchical Distributed

Internet Browsing Voice, Data, Video Functionality Streaming Video M2M

Peer To Peer

HW-Based SW-Based Architecture Box/Monolithic Cloud/Flexible 3GPP Standard Modular/Distributed

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EPC Global Market

Global $5B stable rev. for SGSN/MME and GGSN/SAE GW (though usage is going up)

The market is ripe for innovators who will bring the cost curve down

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EPC Competitive Landscape

Wireless 4G Pure Play

NFV/SDN Disrupts EPC Market

Traditional Incumbents Traditional Incumbents

Traditional Incumbents ?

When

2G/3G (GPRS) 4G (LTE) NFV/SDN

Few Devices Many Devices Many Devices

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Mavenir’s Virtualized SDN EPC

Software Architecture

Fully Virtualized Modular/ Distributed Infinitely Scalable Separated Signaling/ Media Hardware Agnostic

SDN EPC

Multi-Access Optimized

VoLTE/VoWiFI Unique One Touch M2M Device Management Local Caching

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Transforming LTE Architectures with SDN EPC

Mavenir’s unique architecture addresses the “data deluge problem” by handling media at the network edge

Massive data growth (video) cannot be cost effectively managed with the conventional approach of adding (many) centralized, large, high-end routers. Mavenir’s solution utilizes SDN principles to distribute the media plane (thereby localize media) and centralize the control plane as a single logical entity—an elegant software solution for ultimate scale, reliability and economy. Mavenir’s solution provides three compelling benefits:

1	Redefining LTE architectures for Voice
2	Optimized Video with Local Data Caching
3	Improved Software Performance to Lower TCO

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Redefining LTE Architectures for Voice

Traditional VoLTE

R4 CS Networks Mavenir VoLTE

Centralized Media

Localized Media Path Localized Media Path Path

P-CSCF ATGW

ATCF

EPC MSC MME MME

CP

Centralized

Distributed

W EPC

MGW

Mavenir VoLTE Applying R4 Design Principles to LTE Architectures

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Optimize Video and Local Data Caching

Traditional EPC

Mavenir EPC Architecture Architecture

Distributed Media Caching Centralized Media Caching

PGW MME EPC-C

Centralized

Distributed

SGW SGW SGW EPC-U EPC-U EPC-U

Regi Regi Regi Region 1 Region 2 Region 3

Mavenir SDN Distributing Media and Caching at the Network Edge

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Unique Architecture Reduces Cost and Complexity

Traditional VoLTE Mavenir VoLTE

3	Media “Hops” = $$$ 1 Media “Hop” = $

P-CSCF 3 ATGW

ATCF

EPC MME PGW 2 MME

CP

SGW EPC 1

1	UP

Cost Reducing cost with “one touch” media handling requiring less HW

Complexity Reducing operational complexity with fewer control nodes to manage

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EPC Status

SAE GW ePDG • ETSI NFV Conformance

March 2015 March 2015 • Traffic Management &

Analytics

Product • M2M Features for device

Roadmaps S4 SGSN MME management

Sept 2015 June 2015 • 2G/3G Access Support

PCRF/ANDSF

General Availability Dates Planned Development

2014 2015

1. Voice over WiFi ? ePDG 1. M2M ? Full EPC overlay

- Uniquely optimized for VoWiFi—M2M feature optimizations across full EPC portfolio

2. VoLTE ? Integrated PGW/SBC 2. VoLTE ? Integrated SGW/PGW/SBC

Market—Reduce Diameter Signaling & HW Footprint (2:1)—“R4 like” E2E LTE architecture for voice

Opportunities—Eliminate PCRF for VoLTE (IMS APN)—Reduce latency, voice backhaul, HW footprint (3:1)

3. Greenfield Operators ? Virtualized SDN EPC

- Lower TCO than conventional solutions

Customers

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SBC Market Dynamics Driving Change

Current Requirements New Requirements

Wireline/Enterprise Wireless/Consumer

Enterprise Wireless Access Deployments IP Interconnect NFV/SDN

Wireline

VoIP Scale Functionality Mature VoLTE/RCS

Robust 3GPP (Wireless)

HW-Based SW-Based Architecture Box/Monolithic Cloud/Flexible Rigid Modular/Distributed

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SBC Global Market

US$M 1800 Wireless $1.6Bn CAGR: 28%

1500 1200 900 600 300

0

2013 2014 2015 2016 2017 2018 Wireline SP Enterprise Wireless SP

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SBC Competitive Landscape

Wireless 4G Pure Play

Wireless 4G Disrupts SBC Market

Traditional Incumbents Traditional Incumbents

Point S Point Solutions Point Solutions

Who ?

Fixed/Enterprise Wireless 2G/3G Wireless 4G

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Session Border Controller (SBC)

Software Architecture

Fully Virtualized Modular/ Distributed Functionally Robust Separated Signaling/ Media Security/ Signaling Rich Hardware Agnostic

SBC

Wireless Experience

VoLTE/RCS Functions End-to-End Wireless 3GPP Compliant Wireless 4G Deployments

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SBC Status

A-SBC I-SBC • ETSI NFV Conformance

VoLTE/RCS VoLTE/RCS • IMS-PBX Support

Interconnect • SIP/SIP-I Interworking Product • SIP Trunking

Roadmaps WebRTC I-SBC • IP-PBX IOT

IMS GW IMS Hub/IPX • IPX KPI Enhancements

General Available Deployment Models Planned Development

2014 2015

1. VoLTE ? Wireless A-SBC; Mobile Interconnect 1. Interconnect SBC ? Wireless and Wireline SPs

—Software based SBC—Next Gen Architecture to meet Scaling Requirements

- P-CSCF, ATCF/ATGW, E-CSCF, LRF

Market 2. SIP Trunking ? SP SBC for SIP Trunking Solutions Opportunities 2. IPX ? Interconnect SBC for IPX—IMS approach including converged TAS

- Security, QoS, Transcoding, KPIs, Reporting

3. Cable MSO ? Access and Interconnect SBCs

Customers

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Securely Interconnecting Networks

Major Trends

Carrier

PCRF DRA Networks 1. WiFi Calling => Apple support is a catalyst for ePDG

IMS Core 2. Hotspot 2.0 => Seamless WiFi

Carrier

Core authentication requires ANDSF

SBC Networks policy control (ePDG complement)

3. VoLTE/RCS => Interoperability EPC Core requires wireless I-SBCs

PGW ePDG 4. 4G LTE Data => Roaming requires DRA interconnectivity

5. IMS => VoLTE subscriber/traffic

EPC-RAN Border growth requires efficient signaling SGW SEG network design

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Strategic Opportunity with Security Gateways

Competitive Landscape

IMS

1. Cisco Security Firewall

Market Share Leader

GW

EPC Internet 2. Juniper

(Trusted) • #1 + #2 = 50-60% share

3. Checkpoint

4. Fortinet

Provide data integrity, Protect UEs and EPC origin authentication, from malicious internet • Growing Fast and confidentiality traffic and malicious UEs 5. Huawei between the EPC and

6. F5

UE.

• Growing Fastest

7. Palo Alto

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Strategic Opportunity for Diameter Signaling

Competitive Landscape

1. Oracle (50-60% share)

Tekelec + Acme

2. F5 (~20%)

Traffix

3. Huawei

4. Mavenir (Ulticom)

Includes ZTE channel

5. Genband

6. Sonus

7. Others

Diameter Signalling Growth (MPS)

2014 2018 CAGR Mobility 2.45 9.15 43% Policy 13.76 154.99 87% LTE Broadcast 3.49 26.1 88% VoLTE 4.61 25.56 58%

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Strategic Opportunity for Converged Signaling

Market Dynamics

1. Declining investment in legacy, product discontinuation by major suppliers

2. Oracle acquisition of Tekelec (STP market leader @ ~40%) effect same as with Acme

3. Common scale and policy requirements for DSC and STP across markets

4. Current STP replacement opportunities at Vodafone and Deutsche Telekom

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Solutions

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Voice over LTE Value Proposition

Customers Voice over LTE customers globally

Experience World’s first VoLTE commercial launch

One solution for VoLTE, VoWi-Fi, Fixed, Business Convergence services

Differentiation Faster TTM, lower TCO with use of existing infrastructure

Innovation SR-VCC Interworking Function without MSC upgrades

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Voice over LTE Solution Overview

Highlights

? World’s First Commercially deployed VoLTE (MetroPCS)

? World’s first Commercially deployed IMS-based VoWi-Fi (T-Mobile US) ? Service Parity with legacy MSCs, including IN services ? Converged IMS-based voice solution (LTE, Wi-Fi, Fixed) ? Service parity with legacy MSC

? Interworking function enables SR-VCC without upgrading the legacy MSC ? Enhanced for Voice/Video Mail Call Completion ? Service brokering – MMTEL, SCC, IM-SSF

? Fully Virtualized solution

Features VoLTE TAS

IWF

SCC MMTEL VCC

? GSMA IR.92 / IR.94 Compliance

? 3GPP Release 10 Compliance SR-VCC CSFB IM-SSF VVM ? 3GPP MMTEL Compliance ? Integrated IM-SSF with legacy interfaces to SCPs ? Integrated SCC/VCC for SR & DR Mobility MRF AG ? Multi UA/SIM support per subscriber ? Multi line support (personal/business) ? Support enterprise features such as IPBX, FAX, Conferencing.

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(Customer eference click here)

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Voice over Wi-Fi Value Proposition

Customers Voice over Wi-Fi customers globally, growing rapidly

Experience World’s first VoW-Fi commercial launch

One solution for VoLTE, VoWiFi, Fixed, Mobile, Cable Convergence services

e2e Portfolio (From Client to AS). VoWiFi in a Box Differentiation Faster TTM, lower TCO

Innovation Service Parity, Service Innovation

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Voice over Wi-Fi Solution Overview

Highlights

? World’s first Commercially deployed IMS-based VoWiFi (T-Mobile US) ? Service Parity with legacy MSCs, including IN services ? Converged IMS-based voice solution (LTE, Wi-Fi, Fixed, Cable) ? e2e Portfolio (From client to Application Servers) ? VoWi-Fi in a Box—Scalable offering accelerating TTM.

? Commercially deployed VoWi-Fi client for Android, iOS devices

Features

? GSMA IR.92 / IR.94 Compliance ? Wi-Fi aware call routing

? Integrated IM-SSF with legacy interfaces to SCPs ? Smart IMS Discovery and Location Preservation ? Support for Multiple Devices/Clients ? Leading Wi-Fi Mobility with ePDG and DR-VCC

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(Customer reference click here)

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RCS Value Proposition

Customers Top Tier-1 customers in the Americas and Europe

World’s first RCS5 commercial launch Experience and Virtualized RCS deployments

Compliance RCS service realization with SIMPLE IM & OMA CPM

Comprehensive solution including Presence, Messaging Scope and Storage

Convergence Common software platform for entire RCS solution

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RCS Solution Overview

Highlights

? World’s first commercially deployed RCS 5 (MetroPCS) ? World’s first virtualized Multi-tenant RCS-e (DT Germany) ? Comprehensive RCS 5 solution (Messaging, Presence, Store) ? Comprehensive, robust, optimized Presence Solution ? Converged messaging approach (SMS, MMS, IM) mStore™

VVM IMAP XDMS

Features

? GSMA RCS, RCS-e, OMA CPM Compliance RMS PRS ? GSMA RCS-e Blackbird v3 feature support IPSM-GW SMSC HNR PS ? OMA Presence v2 feature support RCS MMSC RLS

AG

Commercially Deployed RCS5 Commercially Deployed RCSe

(Customer reference click here) (Customer reference click here)

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IMS Core Value Proposition

Scale Deployed in some of the largest Mobile Networks

Converged Core for 4G, Wi-Fi and legacy (2G/3G) access Convergence with IMS Centralized Services Solution

Unique features for seamless integration to MNOs existing Flexible infrastructure

Full range of interfaces and high level of 3GPP Standards compliance

Recognition Awarded best virtualized IMS platform for 2013

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IMC Solution Overview

Highlights

? Commercially deployed in large mobile networks since 2011

? Designed to seamlessly integrate into operator’s existing OSS/BSS and other infrastructure ? Designed for mobility, roaming, interconnect, multi device, multi authentication, multi access, multi-AS (Application Servers) environment ? Fully virtualized deployments using mOne® platform Proven core for VoLTE, VoWi-Fi and RCS5 EIR CCF ?

Features Session Control

E-CSCF I-CSCF S-CSCF BGCF

? Fully Compliant to 3GPP R10 EATF LRF ? Support for eSRVCC, IMS Centralized Services ? Support for Geographic redundant / DR deployments HSS/ENUM FE HSS ? Integrated I-S/CSCF with BGCF and E-CSCF functionality ? Data less FEs (HSS/ENUM) to work with MNOs existing subscriber DBs ? Unified Charging function (CCF) for minimal disruption to existing mediation and BSS

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SBC Value Proposition

Virtualized Software-based SBC designed for cloud deployments Wireless Full support for VoLTE & RCS features & protocols Scale Separate scalable control and media planes Differentiation Optionally integrated with EPC to optimize VoLTE

Customers Rapid adoption with 11 customers globally

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SBC Solution Overview

Highlights

? Commercially deployed Access SBC (VoWiFi)

? Commercially deployed Interconnect SBC (VoIP Peering) ? Software based next generation SBC designed for the cloud ? High-performance architecture with separately scalable signaling and media planes

Features

? Strong Security: DoS, DDoS, DPI, THIG, IPSec,

TLS, sRTP Session Border Controller

? Multi-protocol, Multi-media: HTTP, SIP, SIP-I, RTP, MSRP, Audio and Video Transcoding

& SIP Header EATF EATF E-CSCF ATCF

? Flexible Translations WebRTC LRF P-CSCF ATGW Manipulation ? Complete set of functions: P-CSCF, AGW, E- A-SBC IBCF IPX Proxy CSCF, EATF, IBCF, TrGW, ATCF, ATGW

? Regulatory Framework for LI and emergency

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WebRTC Gateway Value Proposition

Innovation RESTful API exposure to web developer community Parity 100% VoLTE & RCS service interworking Evolution Open architecture as flexible Network API GW Platform Common UAG platform and architecture as SBC Flexibility Gm or Mw interfaces for connectivity to IMS

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WebRTC Gateway Solution Overview

Highlights

? IMS interworking with full VoLTE & RCS compatibility ? 100% IMS service exposure to the web ? REST APIs or SIP towards the Web ? Combination of Telco/Web Media Transcoding ? Evolution to Network API Gateway for any type of clients

Features

? GSMA compliant REST APIs ? 3GPP Mw and Gm interfaces

? RTP, MSRP, sRTP WebRTC GW A-SBC ? (s)RTP bundle/unbundle, RTCP mux/demux ? Transcoding: VP8 to H.264 / G.711 to AMR

? Regulatory feature support

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EPC Value Proposition

Innovation “One touch” architecture reduces TCO by up to 30% Experience Leverage VoLTE expertise to optimize LTE architecture Convergence Common platform for LTE, 3G, Wi-Fi and ICS

Differentiation Optionally integrated SBC for IMS interworking

Benefits Pay by service, not by hop

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EPC Solution Overview

Highlights

? Complete EPC Solution designed for the virtualized cloud ? Integrated with key IMS SBC functions for one touch media processing ? Geographically split architecture enables R4 like deployment ? Overlay deployment enables smooth introduction of VoLTE services ? NFV techniques allow integration of best of breed applications (e.g.

DPI) from 3rd party vendors

Features EPC

OCS PCRF MME

CP

? 3GPP standard interfaces

? Full suite of QOS and policy control for subscriptions plans out of the box EPC

DRA

? Location based bearer selection for optimal UP routing ? ePDG capability for seamless mobility EPC CP = SBC + PGW + SGW Control Plane

EPC UP = SBC + PGW + SGW Media Plane

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Converged Messaging Value Proposition

Customers 120+ global customer base for legacy & IP messaging Convergence Common platform with 2G/3G/4G messaging solutions Pedigree Rich history & deep SMS/MMS/IP messaging experience Evolution Legacy replacement with future proof IP-based platform Platform NFV-ready virtualized deployments on cloud infrastructure

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Converged Messaging Solution Overview

Highlights

? World’s first commercially deployed SMS over IMS – Voice and Text over Wi-Fi (VToWiFi) ? Common platform (RMS) for legacy & IP-based messaging applications ? NFV-ready SW architecture for “cloud” deployments ? Integrated IP-SM-GW & SMSC for optimized SMS architectures ? Integrated IP-SM-GW and HNR (Home Network Routing) ? Flexible SMSC business logic for service parity replacements Cloud based scalable media storage with direct client access SR-VCC

?

? Converged video mail and voicemail replacements

Features RMS mStore

? 3GPP compliance to latest SMS/MMS standards IPSMGW SMSC IMAP ? GSMA compliance to RCS5 standards MMSC IM/CPM VVM ? Persistent network storage with IMAP access ? Policy Enforcement features for security & charging ? Feature enhancements for video/voice mail

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Video/Voicemail Value Proposition

Convergence Single solution for Voicemail replacement and Videomail Robustness Rich VVM feature set including IP-based client Consolidation Solution enablement using enhanced RCS components Evolution Elimination of network silos across next gen solutions Platform NFV-ready virtualized solution for cloud deployments

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Video/Voicemail Solution Overview

Highlights

? Common solution for legacy voicemail replacement and videomail new service introduction ? Common storage architecture for converged messaging applications ? Solution enablement using RCS components as enablers ? Inherently scalable solution based on distributed architecture ? Software based solution aligned to NFV framework ? End-to-end solution including client support

Features TAS RMS mStore

Creation environment for SCE IPSMGW SMSC IMAP ? Service

customization Voice Video MMSC IM/CPM Mailbox

? Flexible TUI based voicemail SR-VCC CSFB service logic ? Visual Voice Mail (VVM) OMTP and MRF

Apple variants

? Client-based voice/video mail using Commercially Deployed VM

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Client Value Proposition

Competitive Compelling functional rich OTT client alternative Convergent VoWiFi, RCSe and Voice/Video capabilities Compliance GSMA RCS 5.1 and OMA CPM compliance Deployment Flexible feature and distribution options Platforms Android, IOS and Windows phone platforms

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Client Solution Overview

Highlights

? Feature rich with an intuitive and user friendly interface ? VoWiFi capabilities ? RCS, RCSe and CPM standards compliant ? Voicemail capabilities including VVM and CPM based transfer ? Client configuration and provisioning capabilities

Features

? Chat, Presence, voice and video capabilities Client CCPS ? Legacy messaging fallback RCS Visual

Video

? OMTP 1.3 VVM functionality VoWiFi RCSe Voice Configuration Provisioning SR-VCC CSFB mail CPM Mail

? Audio Codecs: AMR NB/WB, G.711 (µ-law/a-law)

? Video Codecs: H.263, H.264 Android IOS Windows ? IOS, Android and Windows phone platforms ? Optional RCS/RCSe compliant provisioning server (CCPS)

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IMS Centralized Services GW Value Proposition

Innovation Championed 3GPP Standardization of ICS in 2008

Consolidation Leverage IMS as single core network across 2G/3G/4G

Evolution Clear path to retire legacy circuit-switched infrastructure Differentiation SW-based CS replacement with minimum HW footprint Migration Common HW across 3G (ICS GW) & 4G (SBC)

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ICS Gateway Solution Overview

Highlights

? Upcoming first Commercial ICS deployment in Europe

? HW investment protection —ICS capacity shifts to SBC as 2G/3G subscribers migrate to LTE

? SW investment protection – Subscriber licenses are transferable between ICS and VoLTE

? Fully Virtualized – Dynamic Scalability ? Seamless Migration of Subscribers

Features

IMS

? I2 Interface for Call Related Signaling ? I3 Interface for Profile Modification Requests ? Offline and Online Charging support

? Perform Subscriber Authentication and Mobility ICS GW SBC Management ? Converts Legacy Bearer to IMS RTP

2G/3G LTE

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Products

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Broad Product Portfolio

Subscriber Data Accounting Service Platforms Legacy Networks Policy

HSS HLR UDR Online Offline SCPs OSA/Parlay Web 2.0 Voice SMS MMS Email Anti-Spam Anti-Virus

TAS PRS RMS

VoLTE IWF SCC MMTEL VCC PS RLS IPSM-GW SMSC HNR mStore™ SR-VCC CSFB IM-SSF VVM RCS MMSC VVM IMAP

MRF

ENUM Session Control EIR

MGCF

UDR HSS/ENUM FE E-CSCF I-CSCF S-CSCF BGCF DRA

IBCF

HSS EATF LRF

HLR

XDMS

LI MF

AAA Session Border

Oauth CCF

EATF EATF E-CSCF ATCF

NP PCRF

WebRTC LRF P-CSCF ATGW AG A-SBC IBCF IPX Proxy

Mavenir Product Evolved Packet Core

3rd Party Partner MME SGW PGW ePDG Existing Equipment

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Telephony Application Server (TAS)

Voice and Video services Carrier-grade Multimedia Telephony (MMTEL)

3GPP compliant IMS based MMTEL services application server for voice and video calling on mobile broadband

GSMA IR 92 and IR 94 compliant

Access agnostic (LTE, Wi-Fi, 2G/3G, Fixed)

Wireless and wireline service support Subscriber Data Accounting Service Platforms

Service parity with 2G/3G MSCs HSS HLR UDR OCS CCF IN / SCP

Interworking with Intelligent Networks (IN)

Multi UA and multi line support

Multi-device services TAS

CONF AA / IVR

Visual voice and video mail services

Support enterprise features such as IPBX,

MMTEL IM SSF SCC FAX

FAX, Conferencing.

Subscriber Data Convergence

Expedite TTM by using existing databases

IMS Core

Supports LDAP, Diameter Sh, SPML, SOAP interfaces

Integrated Mobility Function (optional)

Integrated SCC/VCC applications for session Access Network

HSPA LTE Wi-Fi 2G/3G DSL/Cable POTS

anchoring, terminating access determination and access transfer during alerting/mid-call.

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Flexible deployment options

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Service Centralization and Continuity (SCC-AS)

SCC Mobility Services Carrier-grade SCC/VCC application server for voice and video session continuity between

Provides Domain Selection Function (DSF), PS and CS domains Domain Transfer Function (DTF), CS

Adaptation Function (CSAF), and SCP Service

Subscriber Data

VCC Mobility Services HSS HLR UDR

Involved in session and call transfer from LTE to CS domain using Single Radio Voice Call

Continuity (SRVCC) procedures SCC

Involved in session and call transfer from Wi-Fi to CS using Dual Radio Voice Call Continuity DSF DTF CSAF VCC (DRVCC) procedures

Compliant to 3GPP TS 23.206

Deployment Flexibility

Optionally deployed as integrated function with IMS Core TAS or as stand-alone network element

Access Network

LTE / HSPA Wi-Fi 2G/3G CS

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VoLTE Interworking Function (IWF)

Circuit Switched Fall Back Differentiated solution that enables operators to deploy VoLTE with reduced risk and cost

Mavenir IWF provides full CSFB support while improving time to market without requiring legacy network changes

SMS support, including prepaid charging

MSC/VLR equivalency Service Platforms

MSC HLR SMSC SCP

Patent pending

Single Radio VCC (SR-VCC)

Mavenir IWF provides full SR-VCC support VoLTE IWF without requiring legacy network changes

Coupled with the Mavenir TAS / SCC, a full CSFB SR-VCC SR-VCC solution can be provided Interworking Interworking

Key Features

Reduces network evolution risk and cost

Improves time to market

Focus investments on 4G services

Reduce investment hurdle for 4G services

Evolved Packet Core

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Rich Communication Services (RCS)

RCS Carrier-grade services compliant to GSMA’s Rich Communication Services (RCS)

IMS-based seamless rich messaging delivery across operator network boundaries using

Mavenir Rich Messaging Server (RMS) Legacy Networks Policy Service Platforms

Legacy

SMS MMS Email Anti-Spam Anti-Virus OSA/Parlay Web 2.0 SCPs

Compliant to Services specified by GSMA Blackbird v3

RMS

Accounting Message

Services include: voice/video chat; picture, file RCS MMSC and video share; group & 1:1 messaging; Store

CCF (Offline) Store & Forward

presence; SMS & MMS interworking IP-SM-GW IP-SM-GW SMSC

CCF (Online) Conv. History

Policy enforcement for Anti-spam and Anti-spoofing support IMS

Core

Access Network

HSPA LTE Wi-Fi

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Mobile World Congress March, 2015 Private & Confidential 99

IP Short Message Gateway (IP-SM-GW)

IP-SM-GW Carrier-grade application server for seamless delivery of messaging between legacy and IP

SMS interworking between IMS and legacy networks

Service Level Interworking

MAP E/Gd support For fallback to MSC or Legacy Networks Policy Service Platforms

SGSN delivery of MT SMS SMS MMS Email Anti-Spam Anti-Virus Legacy SCPsOSA/Parlay Web 2.0

Intelligent Domain Selection

Interface to HSS for repository data storage

Key Features RMS

Accounting RCS Message MMSC

Tight integration with Router/SMSCs, reduces Store the need for additional SS7 Integration CCF (Offline) Store & Forward

IP-SM-GW RCS SMSC

Multi-functional RCS-e / CPM on same SW, CCF (Online) Conv. History phased approach.

Also operates without MAP-J on HLR IMS

Leverage existing Store for deferred delivery

Core

Flexible billing options

OMA Converged IP Messaging compliant

Access Network

HSPA LTE Wi-Fi

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Mobile World Congress March, 2015 Private & Confidential 100

Multimedia Message Center (MMSC)

MMSC

Convergent MMSC providing a single messaging solution

MMS Offload functionality

Centralized scalable message store

MS support

MVNO features

mOne® platform providing performance and scalability

Virtualization options

Key Features

Scalable high performance standards based MMSC

Centralized multi copy message store

Flexible deployment options including HA and geo redundant configurations

Diameter-based SCAP prepaid integration

Standards based Multi Media Messaging solution built on Mavenir’s mOne® Convergence Platform

Legacy Networks Policy Service Platforms

SMS MMS Email Anti-Spam Anti-Virus Legacy SCPsOSA/Parlay Web 2.0

Store

CCF (Offline) Store & Forward

IP-SM-GW SMSC

CCF (Online) Conv. History

Core Core

Access Network

HSPA LTE Wi-Fi

Mobile World Congress March, 2015 Private & Confidential 101

Short Message Service Center (SMSC)

SMSC

Router: Optimizes SMS message delivery and control, and provides evolutionary path towards Next Gen Messaging support

Store: Deferred message delivery for users who are not reachable immediately

Firewall: Advanced SS7 fraud and SPAM prevention capabilities, and real-time content filtering, provides robust protection from the messaging threats

Personal: enhanced messaging services that allow subscribers to control message delivery

Message Gateway

Single gateway to manage SMS, MMS and WAP Push application

Superior application connectivity and unified interface toward applications

Advanced traffic optimization

Flexible business logic

A feature-rich short message service solution for message delivery on-net and off-net

Legacy Networks Policy Service Platforms

Legacy OSA

SMS MMS Email Anti-Spam Anti-Virus Web 2.0 SCPs Parlay

Store

CCF (Offline) Store & Forward

IP-SM-GW SMSC

CCF (Online) Conv. History

Core Core

Access Network

HSPA LTE Wi-Fi

Mobile World Congress March, 2015 Private & Confidential 102

Message Store (mStore™)

RCS 5.1 compliant message store server

Long-term persistent message store

Temporary storage for multi-device sync

Message operations

Store, Fetch, Copy, Remove

Folder operations

Create, List, Move, Remove, Update

Message / History synchronization

Voice/Video Mail Archival

REST API support

For web-based access to Message Store contents

Network based Message Store System as per OMA Converged IP Messaging Architecture and aligned with RCS 5.1

Legacy Networks Policy Service Platforms

SMS MMS Email Anti-Spam Anti-Virus Legacy SCPsOSA/Parlay Web 2.0

Store

CCF (Offline) Store & Forward IP-SM-GW RCS

CCF (Online) Conv. History

Core

Access Network

HSPA LTE Wi-Fi

Mobile World Congress March, 2015 Private & Confidential 103

# Presence Solution (PRS/RLS)

**Full OMA-compliant Presence solution**

- SMS interworking between IMS and legacy

**Presence Server (PRS)**

- OMA Presence Simple / RCS compliant
- RCS device capability discovery
- Social presence
- Integration with Social Network presence
- Numerous bandwidth optimizations implemented
- OMA / RCS compliant REST APIs

**Resource List Server (RLS)**

- Supports Multi-SIM support
- Manages resource list with XML document server
- Supports policy control
- List based subscription support

**3GPP and OMA compliant Application Servers which support for the RCS-defined Social Presence service**


Service Platforms
OSA/Parley/Web 2.0
Presence Solution
Social presence, Resource List, Capability Discovery
IMS Core
XDMS
AGW
Authentication Credentials
Access Network
HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 104

# XML Document Server (XDMS)

**XDM application usages**

- rls-services
- resource-lists (buddy lists, blacklists)
- pidf-manipulation (presence hardstate document)
- pres-rules (authorization and content rules)

**Document management**

- Creation of documents for the first time
- Modification/Deletion/Retrieval of documents
- Content Server functionality
- Used for storing the status icons and images/pictures for the users which is referenced as part of the presence information.
- Documents retrieved using GET methods

**SOAP/XML provisioning interface**

- Back-end interface used for document initialization

**XML Document Management Server (XDMS) is an OMA XPM 2.0 compliant node which provides persistent XML document storage**


Service Platforms
OSA/Parley/Web 2.0
Presence Solution
Social presence, Resource List, Capability Discovery
IMS Core
XDMS
AGW
Authentication Credentials
Access Network
HSPA
LTE
Wi-Fi

MAVENIR
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Private & Confidential
105

Call Session Control Function (CSCF)

3GPP Compliant IMS Core functions

Required for any IMS-based next generation services

Serving-CSCF

Central node of the next generation core

Controls communication sessions, managing all signaling

Provides routing and enforces policy

Generates charging records for call session setups

BGCF parameters to force breakout of calls to CS domain

Interrogating-CSCF

Contact the HSS to obtain the name of the S-CSCF that is serving a user.

Assign an S-CSCF based on received capabilities from the HSS.

3GPP Compliant IMS Core deployable in virtualized environment for scalability and flexibility

IMS Application Servers

MGCF

HSS FE IBCF

HSS EIR

HTTP GW A-SBC ATGW

Access Network

HSPA LTE Wi-Fi

Mobile World Congress March, 2015 Private & Confidential 106

# Application Gateway (AGW)

**Key features**

- Compliant to 3GPP specifications of Generic Authentication architecture (GAA) and Generic Bootstrap Authentication (GBA).
- Supports BSF (Boot Strapping Function), NAF (Network Application Function) and AG (Application Gateway) Functions
- Interfaces – Ua, Ub, Zh, Zn, Sh, LDAP, HTTP, HTTPS, XML
- Authentication schemes supported – Digest, AKA and certificate based
- IPv4/IPv6 dual stack support on Zn, Zh, Ua, Ub interfaces
- HTTP Header Enrichment and URL Modification
- LI Interfaces
- Cross Network Proxy Function
- Built-in Load balancing

**3GPP compliant authentication proxy - enables un-trusted clients in UE to gain access to different application servers**


TAS
Presence AS
Other external AS
XDMS
LEA
AGW
HSS Authentication Credentials
Access Network
HSPA
LTE
Wi-Fi

MAVENIR
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Private & Confidential
107

# Evolved Packet Core (EPC)

**EPC**

- 3GPP Rel 12 compliant EPC nodes (MME, S/P GW, ePDG)
- Mobility and Anchoring for 2G/3G/LTE subscribers

**Key features**

- SDN and NFV architectural principles provide logically and physically separate control and bearer plane deployment
- "R4 for VoLTE" - P-CSCF/ATCF and IMS AGW/ATGW combined with S/P GW provides highly optimized VoLTE bearer path
- ePDG integration provides complete WiFi integration with seamless mobility
- Virtualized solution offers best of breed options for PCRF, OCS and DPI solutions.

**EPC fully virtualized with revolutionary distributed control & bearer plane architecture, triggering capacity gains and cost efficiencies**


MGCF
IBCF
EIR
IMS Core
I-CSCF
S-CSCF
BGCF
HSS FE
HSS
Internet
Unified Access Gateway
WebRTC / HTTP GW
P-CSCF/ A-SBC
ATCF/ ATGW
PCRF
EPC
MME
SGW
PGW
ePDG
Access Network
HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 108

# Evolved Packet Data Gateway (ePDG)

**Functional Highlights**

- 3GPP Rel 11 compliant
- Support for native Apple ios8, android Vo-Wi-Fi Service
- Introducing Mobility for VoWi-Fi
- Robust security mechanisms with full range IPSEC/IKEv2, Authentication support
- Full Session Resilience

**Differentiators & Benefits**

- Smart IMS Discovery (P-CSCF discovery) and Location Preservation (Public Wi-Fi AP IP address preservation)
- Emergency call handling
- Seamless mobility between VoWi-Fi and VoLTE, Inter Wi-Fi mobility (MOBIKE)
- Virtualized options, cloud ready, Reduces total cost of ownership (TCO)
- Fast Time-to-Market with pre-integrated, highly scalable and robust carrier grade solutions
- High Performance Industry leading feature set, capacity and KPIs

**Robust Security, Leading Mobility and Scalable Session Handling**


MGCF
IBCF
EIR
IMS Core
I-CSCF
S-CSCF
BGCF
HSS
Unified Access Gateway
PCRF
WebRTC / HTTP GW
P-CSCF/ A-SBC
ATCF/ ATGW
Internet
EPC
MME
SGW
PGW
ePDG
Access Network
HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 109

# Session Border Controller (SBC)

**Access SBC**

- Enables SIP-based (IETF/3GPP/IMS) voice, video and messaging services
- Optimized for VoLTE RCS traffic
- APIs exposing network services, enabling new service models
- Performs various functions:
- P-CSCF, AGW, IMS-ALG
- ATCF/ATGW
- E-CSCF, EATF

**Interconnect SBC**

- IMS Network-Network Interface (NNI)-Interconnect solutions
- Direct Interconnect to peer network (operator) or IPX
- Performs various functions:
- IBCF /TrGW
- RCS interconnect
- Voice interconnect


Provides the underlying functions for security, access, interconnect management, capacity management, QoS enforcement & policing
MGCF
IBCF
EIR
IMS Core
I-CSCF
S-CSCF
BGCF
HSS FE
HSS
Internet
Unified Access Gateway
PCRF
WebRTC / HTTP GW
P-CSCF/ A-SBC
ATCF/ ATGW
EPC
MME
SGW
PGW
ePDG
Access Network
HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 110

# IMS Centralized Service (ICS) Gateway

### Functional Highlights

- Call related signaling and supplementary service management, via 3GPP standards-based ICS I2, and I3 interfaces.
- Supports Authentication Interworking, Mobility Management, CSFB, and SRVCC procedures.
- Converts Legacy Bearer to IMS RTP.

### Differentiators & Benefits

- Cost effective Software-based CS replacement with minimal HW footprint. Alleviates the need to invest in costly stop-gap MSS upgrades.
- Service Consistency and Ubiquity on single consolidated Core.
- Fully virtualized on proven, scalable, and carrier-grade mOne Convergence Platform.
- HW investment protection – ICS capacity shifts to SBC as 2G/3G subscribers migrate to LTE.
- SW investment protection – Subscriber licenses are transferable between ICS and VoLTE.
- Seamless Migration of Subscribers to LTE.

**Future-proof and Optimized Core Transformation by elegantly extending IMS service delivery over legacy 2G/3G – paving the way towards 4G**


IMS Application Servers
TAS
RMS
MGCF
IBCF
EIR
IMS Core
I-CSCF
S-CSCF
BGCF
HSS
Unified Access Gateway
P-CSCF/ A-SBC
ATCF/ ATGW
ICS GW
WebRTC / HTTP GW
Access Network
GSM
UMTS/ HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 111

# WebRTC Gateway

## WebRTC Gateway

- Provides core network functions & enables IMS services for WebRTC clients
- Enables Integration with 3rd party applications with open REST APIs for developer/App community
- Media support native to the browser
- No plug-ins, no apps required
- Send receive voice, video and data, peer to peer
- WebRTC GW enables a browser to become an IMS subscriber device

## Key Features

- 3GPP Mw and Gm interface
- RTP, MSRP, sRTP
- (s)RTP bundle/unbundle
- RTCP mux/demux
- Transcoding: VP8 to H.264 / G.711 to AMR

**Allows any web browser /web device to access operator services; Enables Integration with 3rd party applications with open REST APIs for developer/App community**


MGCF
IBCF
EIR
IMS Core
I-CSCF
S-CSCF
BGCF
HSS FE
HSS
Internet
Unified Access Gateway
WebRTC / HTTP GW
P-CSCF/ A-SBC
ATCF/ ATGW
PCRF
EPC
MME
SGW
PGW
ePDG
Access Network
HSPA
LTE
Wi-Fi

MAVENIR Mobile World Congress March, 2015 Private & Confidential 112

# Charging Collection Function (CCF)

**Charging Collection Function**

- Accepts accounting information over Diameter protocol
- Supports Rx and Bx reference points as per 3GPP TS 32.240
- Single i/f to billing for CDRs from Access, Core and AS
- Implements both CDF and CGF functions
- Handles both event and session based charging

**Key Features**

- Minimum or No Disruption to existing billing system
- Flexible CDR design and manipulation rules
- Interfaces with any IMS /Non IMS network element on Rf
- Editable/Private AVPs for multi vendor environments
- Support for geo-redundant deployments
- Multiple Rf i/f support over single address or FQDN

**Unified connectivity to operator's existing billing system from Access, Core or Application Servers**


Operator BSS
Charging Control Function (Accounting)
IMS Application Servers
IMS Core
A-SBC

MAVENIR Mobile World Congress March, 2015 Private & Confidential 113

Equipment Identity Register (EIR)

EIR

Locks the Mobile devices to SIM

Auto detection of change of SIM cards

Provides a direct interface to the IMEIDB via SFTP

ME-Identity-Check-Request over S13 and S13’ interfaces for LTE networks

Key Features

Detects and sends the welcome messages to Inbound roamers

Provides an interface to the AMTA IMEI Clearinghouse

Enables intelligent marketing campaigns, for instance to particular handset types

Device Tracing Interface

Mavenir’s EIR is a database of IMEI (International Mobile Equipment Identity) numbers. The range of IMEI can be put in black, white or gray lists

HLR

MSC/ IMSI SGSN/MME DB

SMSC/SMS-GW/ SMS-Router

Mobile World Congress March, 2015 Private & Confidential 114

# Home Subscription Server (HSS)

**Standalone HSS – next generation sub register**

- Telco Grade (99.999)
- 3GPP R10 Compliant Interfaces
- Fully virtualized / NFV deployment
- Provides Authentication – Digest, AKA, Early IMS, GIBA
- Interfaces – Sh, S6a, Swx, Cx, MAP, LDAP, SOAP, ENUM DNS server interface
- Identities – IMPU, PSIs, Wild carded PSIs
- DNS server Interface – compliant RFC1035, RFC2915, RFC2916

**Key Features**

- Support for geo-redundant deployments
- Supports MAP ATI towards STP (NP DB)
- IPv4/IPv6 dual stack support on Cx

**HSS platform provides enormous flexibility in terms of deployment models and supported applications**


TAS
IMS Core
I-CSCF
S-CSCF
BGCF
HSS
Unified Access Gateway
P-CSCF
ATCF
ATGW
WebRTC / HTTP GW
IBCF
A-SBC
EPC
MME
PGW
SGW
ePDG

MAVENIR Mobile World Congress March, 2015 Private & Confidential 115

# HSS and ENUM Front End

**HSS FE**

- Provides Diameter Cx i/f to Core and LDAP/MAP/SOAP i/f to user data repository
- Ability to interwork user profile schema from existing DB to XML schema on Cx interface

**ENUM FE**

- Provides DNS/ENUM interface to IMS core and Number portability DB
- Standard i/f such as LDAP, MAP ATI etc
- Option to develop operator specific DB i/f

**Key Features**

- No Need for Data Migration to new nodes
- Seamless interworking between various sub databases
- Highly flexible platform providing DNS server I/f for HSS FE
- Modular connector architecture for custom NPDB i/f for ENUM FE
- Support for geo-redundant deployment

**Seamless use of existing user Databases to newly deployed IMS Core**



Sub DB
IMS Core
I-CSCF
S-CSCF
BGCF
HSS FE
ENUM FE
Unified Access Gateway
WebRTC / HTTP GW
PCSCF/ A-SBC
ATCF/ ATGW
NP DB
EPC
MME
PGW
SGW
ePDG

MAVENIR Mobile World Congress March, 2015 Private & Confidential 116

Demos

Mobile World Congress 2015

Thank You

Mobile World Congress 2015

European MNO – Virtualized VoLTE

End-2-End VoLTE/IMS Solution

Virtualized Solution on common HW(c7000)

Multiple products co-hosting (CTAS, IMS Core, AG)

Automated/manual elasticity (ph2)

TAS for Voice Services

IR.92/IR.94 compliance

Legacy service parity

Integrated IM-SSF for IN services

Integrated SCC AS for mobility

Direct interface to cDB

Mobile initiated USSD support

Offline charging (ASN.1 CDR)

Application Gateway (AG)

3GPP compliant AP/NAF/BSF for GBA

IMS Core

IMS Session Control (S-CSCF / I-CSCF / BGCF)

Mobile IMS Core featuring multi-device support, AS mapping, shared iFCs

Universal Access Gateway (UAG)

Access Gateway for VoLTE: Deployed as IMS P-CSCF and IMS ALG, securely handles voice and video calls. Handles Gm interface, provides TLS and IPSec security and supports SRTP.

Access GW for SR VCC: Provide functions of IMS ATCF/ATGW particularly used in the SR VCC implementation used in LTE voice network.

Subscriber Database/UDR OTHER AS UNIVERSAL ACCESS GATEWAY OPERATOR OR 3RD PARTY COMPONENT

Mobile World Congress March, 2015 Private & Confidential 119

# US MNO – Voice over WiFi

### TAS for Voice/Video Services
- IR.92 / IR.94 compliance
- Legacy service parity
- Integrated IM-SSF for IN services
- Integrated SCC AS for mobility
- Direct interface to cDB
- Mobile initiated USSD support
- Offline charging options
  - Direct ASN.1 CDRs
  - Rf to CCF

### RMS for IP Messaging
- 3GPP compliant IP-SM-GW
- RCS IMAS (R2 -> R5.1)
- Offline / Online charging

### PS/RLS/XDMS for Presence
- Social presence & cap. Discovery

### Application Gateway
- XDM2.0 compliant Aggr. Proxy
- 3GPP compliant AP/NAF for GBA

### IMS Core
- I-CSCF, S-CSCF, BGCF



USSD / PGW
LBS
SDM
SCP
USSD
HLR
ENUM
SOAP
SIP
TCAP
CAP/
INAP
MAP
(USSD)
MAP
EN
Mavenir Convergence TAS
Mavenir RMS
(IP-SM-GW)
MRFC
HLR
ENUM
Sh
NAF
MAP
ENUM
HSS
MGCF
BGCF
S-CSCF/
I-CSCF
BSF
EIR
SIP
A-SBC
Mavenir component
3rd party component
IMS UE

MAVENIR Mobile World Congress March, 2015 Private & Confidential 120

# US MNO – RCS v5

**TAS for Voice/Video Services**
- *IR.92 / IR.94 compliance*
- *Legacy service parity*
- *Integrated IM-SSF for IN services*
- *Integrated SCC/VCC AS for mobility*
- *Direct interface to HLR*
- *Integrated CCF for direct ASN.1 CDRs*

**RMS for IP Messaging**
- *3GPP2 compliant SMS-GW*
- *RCS compliant IM AS*
  - *RCS-e evolving to RCS R5.1*
- *Integrated CCF for direct ASN.1 CDRs*

**PS/RLS/XDMS for Presence**
- *Social presence & cap. Discovery*

**Application Gateway**
- *XDM2.0 compliant Aggr. Proxy*

**IMS Core**
- *I-CSCF, S-CSCF, BGCF*



BD
SCP
MSC
HLR
HSS
ESME
HLR
BD
Bi
WIN
IS41
IS41
Sh
Sh
SMPP
IS41
Bx
PS/RLS
(Presence)
Convergence TAS
(MMTel, IM-SSF, CCF, SCC/VCC)
RMS
(SMS-GW, RCS, CCF)
Store & Forward
ISC/Ma
Mr
ISC/Ma
ISC/Ma
SIP XCAP
MRF
MSRP
XDMS/CAB
HSS
MGCF
Mj
S-CSCF/I-CSCF/BGCF
Cx
HSS
Ut
Zh
I-SBC
Mx
Ut
AG (AP)
Mw
P-CSCF/E-CSCF/A-SBC
Ua (Ut)
LTE and/or WiFi access
IMS UE
Mavenir component
3rd party component

MAVENIR Mobile World Congress March, 2015 Private & Confidential 121

# European MNO – Virtualized Multi-Tenant RCSe

### TAS for Voice Services
- *IR.92 compliance/Legacy service parity*
- *Integrated IM-SSF for IN services*
- *Integrated SCC AS for mobility*

### RMS for IP Messaging
- *3GPP compliant IP-SM-GW / HNR*
- *RCS-e v1.2.1 compliant IM AS*

### Application Gateway (AG)
- *3GPP compliant AP/NAF/BSF for GBA*

### IMS Core
- IMS Session Control (S-CSCF / I-CSCF / BGCF)
- Mobile IMS Core featuring multi-device support, AS mapping, shared iFCs

### Universal Access Gateway (UAG)
- *Access Gateway for VoLTE: Deployed as IMS P-CSCF and IMS ALG, securely handles voice and video calls. Handles Gm interface, provides TLS and IPSec security and supports SRTP.*
- *Access GW for SR VCC: Provide functions of IMS ATCF/ATGW particularly used in the SR VCC implementation used in LTE voice network.*



iBMD
Bi
Bi
Services
CCF
SCP
USSD
dDB
HSS
CCF
dDB
Parlay REST
Rf
CAP
MAP (USSD)
LDAP SOAP
Sh
Rf
LDAP SOAP
Convergence TAS
(MMTel, IM-SSF, USSD, SCC, LI, CTF)
RMS
(RCS, CTF)
Store & Forward
Hosted in Germany
Mr
X1/X2
MRF
ISC/ Ma
LIMS
ENUM
ENUM
HLR
AAA
dDB
ISC/ Ma
Ut
MAP
LDAP
LDAP SOAP
MSRP
AG (AP/NAF/BSF)
Zh
IMS HSS FE ENUM FE
Cx
ENUM
IMS Core
Mx
I-SBC
MAP LDAP
SIP
MSRP
Ua (Ut) Ub
NP
A-SBC
LTE, HSPA+ and/or 3G access
SIP
MSRP
IMS UE
Mavenir component
3rd party component

MAVENIR
Mobile World Congress
March, 2015
Private & Confidential
122

US MNO – Target Reference Architecture

SOAP/XML CCPS SPS/ SOAP/XML

HSS

IMAP4 SCE RTP MRF

SOAP / XML

SMTP mStore MSML SIP / MSML

Customer VoiceMail

HTTP/REST RMS REST

Care TAS S2T

IMAP4

SMTP SMTP Anti OMTP1.3 SIP Apple VVM Spam MM7

MMSC

MGW MGCF Mg IMS Core

SMPP SMSC SMTP

ISUP OMTP1.3 SMTP TDM SIP / MSRP Apple VVM

SIP

CS Core VM notifications / delivery

Mavenir

TUI RCS/CPM VVM Components Client Client Client

Mobile World Congress March, 2015 Private & Confidential 123

Mavenir

Thank

You